AllianceBernstein Funds
                          1345 Avenue of the Americas
                               New York, NY 10105

                                 March 14, 2013

VIA EDGAR
------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Cathy Churkok


               Re: In the matter of the following N-CSR Filings:
                   ---------------------------------------------

Fund                                                                       Fiscal Year End
----                                                                      ----------------
AllianceBernstein Global Thematic Growth Fund, Inc. (811-03131)              7/31/2012
AllianceBernstein Pooling Portfolios - (811-21673)
         Volatility Management Portfolio                                     8/31/2012
AllianceBernstein Blended Style Series, Inc. - (811-21081)
         AllianceBernstein Retirement Strategies                             8/31/2012
AlianceBernstein Global Bond Fund, Inc. (811-06554)                          9/30/2012
AllianceBernstein Institutional Funds, Inc. - (811-8403)
         AllianceBernstein Global Real Estate Investment Fund II             10/31/2012
AllianceBernstein High Income Fund, Inc. (811-08188)                         10/31/2012
AllianceBernstein Unconstrained Bond Fund, Inc. (811-07391)                  10/31/2012
Alliance California Municipal Income Fund, Inc. (811-10575)                  10/31/2012
Alliance New York Municipal Income Fund, Inc.  (811-10577)                   10/31/2012
AllianceBernstein National Municipal Income Fund, Inc. (811-10573)           10/31/2012

Dear Ms. Churkok:

Enclosed are responses to the requests made during my phone conversation with you and other members of AllianceBernstein on February 14, 2013.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,


/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund


cc:      Larry Cranch, AllianceBernstein L.P.
         Phil Kirstein, Senior Officer of the Funds
         Mark R. Manley, AllianceBernstein L.P.
         Emilie Wrapp, AllianceBernstein L.P.
         Stephen Laffey, AllianceBernstein L.P.
         Vince Noto, AllianceBernstein L.P
         Steve Woetzel, AllianceBernstein L.P.
         Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
All Applicable Funds - Form N-CSR
---------------------------------
The expense ratios in the Financial Highlights should only include the gross and net expense ratios. Any additional expense ratios should be disclosed in footnotes to the Financial Highlights as supplementary information, including expense ratios which exclude interest expense and expenses associated with the TALF program.

Response #1:
Effective with the April 30, 2013 reports, the funds will present the gross and net expense ratios in the Financial Highlights. Any additional expense ratios will be disclosed in footnotes to the Financial Highlights.

Comment #2:
AllianceBernstein Global Bond Fund and Alliance California Municipal Income Fund
- Form N-CSR
--------------------------------------------------------------------------------
The funds did not include a sensitivity analysis on level 3 securities.

Response #2:
A level 3 sensitivity analysis was included for the Alliance California Municipal Income Fund annual report. With respect to the AllianceBernstein Global Bond Fund's annual report, no sensitivity analysis was included in the fair value hierarchy as none of the level 3 securities, by asset class, exceeded the 1% net asset threshold established by the fund.

Comment #3:
Alliance California Municipal Income Fund - Form N-CSR
------------------------------------------------------
Add additional stratification if a security type has a wide range of prices that are classified under level three.

Response #3:
Effective with the April 30, 2013 reports, the funds will add additional stratification if a security type has a wide range of prices that are classified under level three.

Comment #4:
AllianceBernstein High Income Bond Fund - Form N-CSR
----------------------------------------------------
Does the fund cover the notional amount of sales of credit default swaps outstanding?

Response #4:
The fund monitors the availability of cash and/or liquid assets to cover the fund's unrealized exposure on all credit default swaps.

Comment #5:
All Applicable Funds - Form N-CSR
---------------------------------
If a fund receives PIK income representing more than 5% of total income, such amount should be disclosed on a separate line item in the statement of operations.

Response #5:
The funds have standing procedures to disclose PIK income if it is more than 5% of total income.

Comment #6:
AllianceBernstein High Income Bond Fund - Form N-CSR
----------------------------------------------------
What does "other fee income" represent in the statement of operations?

Response #6:
The "other fee income" in the statement of operations was comprised of commitment fees and additional funding fees from unfunded loan commitments and unfunded loan participation commitments.